THUS Group plc
1-2 Berkeley Square
99 Berkeley Street
Glasgow G3 7HR
T 0141 565 6000
F 0141 270 9005
www.thus.net

thus



82-34650



SUPPL

13 May 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Dear Sirs

THUS Group plc (File No. 82-5260)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 28 November 2002 to date, and

(2) A list of U.S. holders of shares in the Company as at 30 April 2003

(3) A copy of this letter which I request that you date stamp and return in the self-addressed, stamped envelope also enclosed herewith.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

David Macleod
David Macleod
Company Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Enc.

dlw 5/27

THUS Group plc
Registered Office: 1/2 Berkeley Square
99 Berkeley Street Glasgow G3 7HR
Registered in Scotland No: SC226738



THUS Group plc
1-2 Berkeley Square
99 Berkeley Street
Glasgow G3 7HR

T 0141 565 6000
F 0141 270 9005
www.thus.net



13 May 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Dear Sirs

THUS Group plc (File No. 82-5260)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 28 November 2002 to date, and

(2) A list of U.S. holders of shares in the Company as at 30 April 2003

(3) A copy of this letter which I request that you date stamp and return in the self-addressed, stamped envelope also enclosed herewith.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

David Macleod
Company Secretary

Enc.



THUS GROUP PLC

List of Holders

AS AT 30 APR 2003

SELECTION CRITERIA

SECURITY CODE(S)	
BALANCE RANGE FROM	1 TO 99999999999
GEOGRAPHIC CODE(S)	

SECURITY SELECTION

01 ORDINARY SHARES OF 2.5P EACH

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
21360	ABRAMO FRANCES /MS. 345 SOUTH END AVENUE,APPARTMENT 6G,NEW YORK,NY 10280,USA	01	88
59050	AGER DORIS MARGARET /MRS. 680 SOUTH MICHAEL WAY,CAMANO ISLAND,WA 98292,USA	01	803
68344	AMENDOLARA DIANA GWENDOLYN /MRS. 185 PROSPECT AVENUE,APARTMENT 10H,HACKENSACK,NEW JERSEY 07601-2226, U S A	01	52
08977	AMMAR SUZIE SOHEIR /MISS. 72 LEDAR HTS ROAD,STAMFORD,CT 06905,USA	01	3
45831	ANAMAN EKOW AIDOO /MR. 628 GAZELLE DRIVE,KISSIMMEE,FL34759,USA	01	97
31673	ANBAR SARAWAN /MRS. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	1500
00732	ANDREWS ROGER DEREK /MR. 11335 STROUP ROAD,ROSWELL,GEORGIA,30075,USA, AA1 1FF	01	768
83946	ANDRIANOPOULOS ALEX /MR. 400 E CALIFORNIA BLVD,APARTMENT 23,PASADENA CA 91106,USA	01	96
25039	ANGEL JULIE ROSALIND /MISS. 107 W COMO AVENUE,COLUMBUS,OH 43202,USA	01	88
80897	ANNABATHULA JAGAN MOAHN /DR. PO BOX 395,HAROLD,KY 41635,USA	01	96
62203	ARCH CEFYN /MR. 12403 KINGS LAKE DRIVE,RESTON,VA 20191,USA	01	109
84803	ASTL GISELA /MS. 5759 PARKVIEW LAKE DRIVE,ORLANDO,FLORIDA 32821,USA	01	2616
98379	AUSTIN PHILIP /MR. 1917 SULLY COURT,WINCHESTER,VIRGINA 22601,USA	01	4
97706	AXLER MARK /MR. 77 OAKWOOD DRIVE,LONGMEADOW,MASSACHUSETTS 01106,U S A	01	151
77426	AYERS HELEN MARIE /MS. 201 E 9TH STREET,APT D1 ROOSEVELT APTS,ABERDEEN,WA 98520-2534,USA	01	22
48749	BAILEY CAROLINE JILL /MRS. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88

48733	BAILEY ROBERT MALCOLM /MR. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
81929	BALLANTYNE ALISON ELIZABETH 40 COOPER ROAD,MANSFIELD,MASSACHUSSETS,MA02048 USA	01	175
41122	BARAZANJI KAMAL AL- /MR. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	700

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
44974	BARBER PETER /MR. 619 CAROLINA BEACH AVENUE NORTH,CAROLINA BEACH,NC 28428,USA	01	88
44953	BARBER PETER /MR. NB A/C 619 CAROLINA BEACH AVE NORTH,CAROLINA BEACH,NC28428,USA	01	88
2266A	BARNES LUCY /MRS. BLUE HORIZONS,2150 GARTH ROAD,CHARLOTTESVILLE,VA 22901,USA	01	303
22658	BARRETT MARY MARTHA /MISS. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
37906	BASUITA DAVINDER SINGH /MR. 1332 NELSON WAY,SUNNYVALE,CALIFORNIA,CA 94087,USA	01	279
17841	BATTERSBY GRAHAM CHARLES /DR. 2460 SOUTH SEVENTH STREET,ANN ARBOR,MI 48103,U S A	01	105
37167	BEAGLEY JAMES /MR.,DECD EXOR/S/ MR.ALAN JAMES BEAGLEY 99 CAMPBELL AVENUE,WILLISTON PARK,NEW YORK,UNITED STATES OF AMERICA	01	241
78201	BEERS RAY /MR. BOX 3008,SO PADRE ISLAND,TX 78597-3008,USA	01	172
63865	BELL NICHOLAS CHARLES /DR. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
63241	BHOT ABAN /MRS. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
63176	BHOT ABAN /MRS. DB A/C 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
63160	BHOT MANECK /MR. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
5092A	BIRD JANE /MRS. 5020 NW 24TH CIRCLE,BOCA RATON,FLORIDA,33431,USA	01	104
76930	BISCEGLIE LOUIS DI 1445 ELM STREET,PEEKSKILL,NY 10566-4801,USA	01	247
80630	BLACK ROBERT KEDDIE /DR. 10319 OLYMPIA DRIVE,HOUSTON,TX 77042,UNITED STATES OF AMERICA	01	1106
6385A	BLACKMORE CAROLYN MARY /MS. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88

60000	BLYTHE SUSAN NICOLA /MS. P O BOX 3605,CHICO 95927,CALIFORNIA,U S A	01	74
28517	BOWEN SANDRA MELANI SILVA /MRS. 1056 GRASS VALLEY ROAD,CHULA VISTA,CA 91913,USA	01	88
69870	BRERETON MARK CHARLES /MR. 37 DOVER DR,ROME,GA 30161,USA	01	97

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
8767A	BRIDLE ELLEN SANDRA /MRS. 18 ADAMS AVENUE APT 1,WATERTOWN MA,02472-1391,USA	01	404
05517	BROOMHEAD SUZANNE ELIZABETH /MRS. 11700 GLENN ABBEY WAY,CHARLOTTE,NORTH CAROLINA 28277,U S A	01	36
3784A	BROWN LINK /MR. BROWN CRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,USA	01	10852
38280	BROWN LINK /MR.,JNR BROWN CHRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,TN 37616,U S A	01	128
62320	BROWN PAUL SCOTT /MR. C/O PACIFICORP,825 NE MULTNOMAH,SUITE 1600 PORTLAND,OREGON 97232,USA	01	902
4650A	BROWN SANDRA /MRS. 3221 BRENNAN DRIVE,RALEIGH,NORTH CAROLINA 27613,USA	01	88
77348	BULLARD STEPHEN /MR. 1152 VERDON DRIVE,DUNWOODY,ATLANTA,GEORGIA 30338,USA	01	123
94310	BUNCH ANTHONY STEWART /PRIVATE. 12912 TARA LANE,ANCHORAGE,AK 99516,UNITED STATES OF AMERICA	01	518
50203	BURDEN ALEXANDER /MR. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON OR 97035,U S A	01	2817
05545	BURDEN ALEXANDER B /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	891
62749	BURDEN ALEXANDER BUCHAN /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	2313
94258	BURDEN LESLEY /MISS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	1493
76295	BURDEN LESLEY /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON,97035,USA	01	1177
93092	BURDEN LESLEY CAROLINE /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	407
52616	BURGESS KATHY SUE /MS. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99507,USA	01	364
82896	BUTLER ZOE FRANCES 181 ADA AVENUE NO 37,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	401

79235	CAMPBELL ROBIN ANDREW DAVID /MR. 2404 STAPLES AVENUE,KEY WEST,FLORIDA 33040,USA	01	105
79240	CAMPBELL SUZANNE POIRIER /MRS. 2404 STAPLES AVENUE,KEY WEST,FLORIDA,33040 U S A	01	96
40383	CARVALHO LESLIE /MR. 1183 AVENIDA AZUL,SAN MARCOS,CA 92069,USA	01	97

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
10912	CASBURN GEORGINA MARY /MS. 8301 PENOBSCOT ROAD,RICHMOND,VA,23227,USA	01	105
46608	CHANDRA NEERAJ /MR. 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	109
46613	CHANDRA NEERAJ /MR. AC A/C 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	178
61969	CHARLES ROBIN CLARK /MR. 16218 77TH AVENUE NE,ARLINGTON,WA 98223-6215,USA	01	535
7827A	CHERN CYNTHIA ANN /MS. 5301TONYAWATHA TRAIL,MONONA,WI 53716-2920,USA	01	969
90722	CHONG SIOK KIM /MRS. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
90717	CHONG SOON SEAN /MR. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
13167	CHONG SOON SEAN /MR. YCC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
13172	CHONG SOON SEAN /MR. YKC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
90439	CHRISTIE ADA EMILY AGNES /MRS. 500 S CHAFFEE ROAD NO61,JACKSONVILLE,FL 32221,USA	01	265
90967	CLARKE DAVID THOMAS /MR. 30 RAMAPO DRIVE,BASKING RIDGE,NJ 07920,USA	01	500
1978A	COBB DAVID /MR. 22811 EAGLE WATCH COURT,KATY,TEXAS 77450-8678,USA	01	219
1326A	COCHRANE CHRISTOPHER D A /MR. 385 WESTERN DRIVE,POINT RICHMOND,CA 94801 3754,USA	01	401
77199	CODONI ROSEMARY /MS. 4876 FAIRWAY DRIVE,ROHNERT PARK,CA 94928-1307,USA	01	2
54011	COLLIER JEAN BARBARA /MRS. 8655 WEST DAVIS STREET,DES PLAINES,ILLINOIS 60016,USA	01	240
77141	COMBS DUDLEY /MR. 1625 ALBANY AVENUE,LOUISVILLE,KY 40216-2613,USA	01	28
78076	CORKERY GEORGE /MS.	01	2489

	3017 CASCADIA AVENUE S, SEATTLE, WA 98144-6213, USA		
71796	CORTES SARAH CATHERINE /MRS. 14210 SENECA ROAD, DARNESTOWN, MARYLAND, 20874, USA	01	100
77533	CORYDON & OHLRICH INC BOX 1208, COMFORT, TX 78013-1208, USA	01	270
55419	COX EMMA CAROLINE /MRS. 7004 BOULEVARD EAST, 42D GUTTENBURG, NJ07093, USA	01	146

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
77350	CRASE BEVERLY JEAN /MS. 4470 IVORY WAY NE,SALEM,OR 97305-2147,USA	01	47
06832	CUSHMAN KAY /MRS. 299 SHASTA DRIVE NO 65,VACAVILLE,CA 95687,USA	01	8
6816A	DALDRY DOROTHY FLORA /MRS. 14930 BRAMBLEWOOD,HOUSTON,TX 77079,USA	01	96
06685	DENNISON JUSTIN EASTAWAY /MR. 1563 DORCEY LANE,SAN JOSE,CALIFORNIA,CA 95120-5726,USA	01	56
28918	DENSHAM SARAH JANE /MISS. 5915 PISTOIA WAY,SAN JOSE,CALIFORNIA 95138,USA	01	97
72727	DEOL INDRANEE M /MRS. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	96
72732	DEOL RAJPAL SINGH /MR. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	88
78097	DETTMAN CAROLINE /MS. 808 CLARK STREET,ALGOA,WI 54201-1533,USA	01	724
78494	DICKSON ARLENE /MS. 9524 LILLA LN,PALO CEDRO,CA 96073,USA	01	997
78008	DIMMITT MARY /MS. 1816 G ETH,FREMONT,NE 68025-3628,USA	01	123
54889	DODSON KAYE ROSAMUND /MRS. 2102 SHEFFIELD DRIVE,NACOGDOCHES,TEXAS 75961,USA	01	505
79899	DUCKWORTH PETER THOMAS HENRY /MAJOR. 1702 SINGING PALM DRIVE,APOPKA,FLORIDA 32712,USA	01	216
49547	DUFFY KEITH PHILIP /MR. 1400 SOUTH JOYCE STREET,APARTMENT C413,ARLINGTON VA 22202,USA	01	88
2716A	EATON JOHN RICHARD /MR. 619 MIDDLE AVENUE,MENLO PARK,CA 94025,USA	01	104
81672	EDELSTEIN FIONA MACDONALD /MRS. 16 OAK TREE LANE,SCHENECTADY,NY 12309,USA	01	294
08118	EDGAR SYLVIA JANET /MS. 520 BRICKELL KEY DRIVE,APT A19-19,MIAMI,FLORIDA 33131,USA	01	56
53959	EDWARDS JOHN /MR.	01	119

106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA

06928	EDWARDS JOHN /MR. BVOUCHER A/C 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
77387	ELLIOT DONNETTA NEWELL /MS. 2100 FAUN GLEN,SAN ANTONIO,TX 78232-4904,USA	01	193
65405	ELLIS CHRISTINE M /MRS. 12003 TWILIGHT SKY CT,HOUSTON,TEXAS,TX 77059,USA	01	96

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
9411A	ELLIS MATTHEW JAMES CLIFFORD /DR. 3724 BENTLEY DRIVE,DURHAM,NC 27707,USA	01	96
17277	ELLIS OWEN ANTHONY /MR. 130-37,225 STREET,LAURELTON QUEENS,NEW YORK USA	01	97
38661	ELSE RACHEL HELEN /MRS. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
38656	ELSE ROBERT ALAN /MR. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
17205	EMERSON PAMELA JOAN /MRS. 3555 E THIMBLE PEAK PLACE,TUCSON,ARIZONA 85718,USA	01	855
68018	EVANS ELIZABETH ANNE /MRS. 919 RUTH STREET,PITTSBURGH,PA 15243,USA	01	27
13218	EVERED JACLINE RAE /MRS. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
13223	EVERED JOHN DAVID /MR. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
95389	FALLEN WILLIAM JOSEPH /MR. 11 FARMINGDALE LANE,NEWARK,DELAWARE 19711,USA	01	130
61732	FAN QIMIAO /MR. 10100 CRESTYBERRY PLACE,BETHESDA,MARYLAND,MD 20817,USA	01	540
89788	FEDER EDWARD /MR. 133-05 NEWPORT AVENUE,BELLE HARBOR,NY 11694,USA	01	96
13174	FERNANDEZ CAROLE /MRS. APARTMENT 204,35 VINE STREET,WINCHESTER,BOSTON MA 01890,U S A	01	27
78434	FITCH AGNES WELLS KENNEDY /MRS. 11615 CHERRY KNOLL,HOUSTON,TEXAS 77077,U S A	01	88
7844A	FITCH ROBERT CAMPBELL /MR. 11615 CHERRY KNOLL,HOUSTON,TEXAX 77077,U S A	01	88
82236	FLANNERY INGRID LOUISE /MRS. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
56870	FLANNERY SIMON WILLIAM PHILIP /MR. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
56953	FORBES AUDREY MARY /MRS.	01	649

10001 CORMORANT COVE,AUSTIN,TX 78730,USA

56969	FORBES STUART LINDSAY /MR. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA		01	441
43891	FORSTER BARBARA /MRS. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA		01	231
22968	FORSTER MICHAEL KENNETH /DR. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA		01	133

OUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01105A	FOSKER SYLVIA MARIAN /MRS. 11814 CEDAR PASS DRIVE,HOUSTON,TEXAS,77077,U S A	01	394
540560	FOULSTON MATTHEW JOHN /MR. 4811 MALIBU DRIVE,BLOOMFIELD,MICHIGAN 48302,U S A	01	96
302677	FRAME AUDREY /MRS. 144 WALNUT LANE,IRMO,COLUMBIA,SOUTH CAROLINA SC 29212,USA	01	524
541910	GALLOW AMANDA ENID /MRS. 5015 PASADENA WAY,BROOMFIELD,CO 80020,USA	01	123
737671	GALLOWAY BRIAN /MR. 4682 WINTHROP COURT,LAKE OSWEGO,OREGON,97035,USA	01	702
100071	GAMBLE MICHAEL HENRY /DR. APARTMENT 1027,3777 PEACHTREE PLACE,3777 PEACHTREE ROAD, ATLANTA GEORGIA 30319 USA	01	97
745061	GANGESHAN PRABAKARAN /MR. 3008 WHITE OAK COURT,LAGRANGE,GEORGIA 30240,USA	01	56
211757	GARVEY PATRICIA ANNE /MRS. 4567 SOUTH 87TH DRIVE,GULFSTREAM POLO CLUB,WEST LAKE WORTH, FLORIDA 33467,USA	01	5
59051	GETTS DAVID HARRY /MR. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
59067	GETTS SARAH JANE /MRS. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
534609	GILLETT JOSEPH ANTHONY ALBERT /MR. 7705 EAST DOUBLETREE RANCH ROAD,NO 7,SCOTTSDALE,ARIZONA USA	01	1611
80856	GLOVER SHEENA KATHLEEN /MRS. 1668 HALYARD COURT,LAFAYETTE,COLORADO 80026,USA	01	401
66599	GOEL JASLEEN /DR. 8243 FARWICK COURT,CINCINATTI,OHIO 45249,USA	01	109
66601	GOEL SHARAD /DR. 8243 FARWICK COURT,CINCINNATI,OHIO 45249,USA	01	88
03615	GOGIA RAJENDRA SINGH /MR. 2510 QUEENS WAY,NORTHBROOK,IL-60062,USA	01	96
03620	GOGIA SUDESH /MRS. 2510 QUEENS WAY,NORTHBROOK,IL 60062,USA	01	96

77055	GOLDSTEIN CONNIE /MS. 6 BERKELY PL,LAWRENCE,NY 11559-2504,USA	01	662
7253A	GOSNELL CHRISTOPHER JAMES /MR. 101 ELLIOT LANE,GOLDEN,CO 80403,USA	01	468
68052	GOULD PATRICIA KAY /MRS. 12914 43RD AVE CT NW,GIG HARBOUR,WA 98332,USA	01	140

OUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
548860	GREET DAVID NORMAN /MR. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99516,USA	01	588
514734	GREGORSON ALEXANDER GRAHAM /MR. GREGORSON MARILYN TULLY /MRS. 18054 SOMERSET KNOLLS,HOUSTON,TEXAS 77094-1428,USA	01	233
777371	GRIBAUSKAS VIOLA /MS. 1079 E BEECH CIRCLE,COTTONWOOD,AZ 86326-4229,USA	01	1224
393344	GRUNDY GEORGE /MR. 13609 QUERY MILL ROAD,NORTH POTOMAC,MD 20878,UNITED STATES OF AMERICA	01	249
976262	GULGULE UDAY C/O MRS VANITA NAYAK,15 BERRYL COURT,SEWELL,NJ 08080,USA	01	56
778013	GURNEE MARION HAMILTON /MS. RT 3 BUCKWHEAT BRIDGE ROAD 37,GERMANTOWN,NY 12526-5502,USA	01	997
579400	HABELOW SUSAN CHRISTINE /MS. 1 ECHO LANE,WOODSIDE,CALIFORNIA 94062-4801,U S A	01	51
176794	HAIDER AGA ZIA /DR. 7807 BENT TREE DRIVE,AMARILLO TX 79121,USA	01	1300
035433	HALE ALLISON /M/S. 916 HERMOSA WAY,MENLO PARK,CA 94025,USA	01	1612
524318	HAND JANET KATHERINE /MRS. CHATFIELD,PO BOX 37 WAINSCOTT,LONG ISLAND NEW YORK 11975,USA	01	27
76468	HANGARTNER LEONARD /MR. 1601 AVE O,SCOTTSBLUFF,NE 69361-2253,USA	01	1451
32212	HANNAY DAVID ROBERT /MR. 7 BEECHTREE LANE,PRINCETON,NEW JERSEY 08540,U S A	01	321
50457	HARRIS REBECCA /MS. 2743 WILDWOOD COURT,WINSTON,SALEM,N C 27103,USA	01	267
19694	HARRISON KEITH /MR. 911 CAMILE LANE,ALOMO,CALIFORNIA,94507,U S A	01	43
77554	HARTEN RHONDA /MS. 108 BON AIRE CIRCLE W,SUFFERN,NY 10901-7000,USA	01	580
90740	HARTMAN ANN M /MRS. 5722 WOODLAND CREEK,KINGWOOD,TEXAS 77345,USA	01	96

778081	HARTMAN DON LEE /MR. 150 MAGGIE BLUFF,LOOKOUT MOUNTAIN,GA 30750-4168,USA	01	1245
959876	HARVEY ALISON /MRS. 1180 HAZEL AVENUE,CAMPBELL,CA 95008,USA	01	56
176234	HAYLES ALISON JANE /MISS. 1430 BRIGHTON LANE,LAKE VILLA,60046,ILLINOIS,USA	01	260

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
97784	HENDERSON RONA MARY CATHERINE /MISS. 810 PATTEE DRIVE,WAUPUN,WISCONSIN 53963-1760,USA	01	293
27885	HENDERSON WILLIAM SCOUGAL /MR. 8621 FOREST GLEN DRIVE,IRVING,TEXAS 75063,U S A	01	407
80883	HERBST SHULEM YAKOV SCHMIELE /MR. 1418 46TH STREET,BROOKLYN,NY 11219,USA	01	181
86480	HERRMANN SUZETTE /MS. 302 PHILADELPHIA AVENUE,TAKOMA PARK MD,20912,USA	01	96
2393A	HEWITT DAVID MICHAEL /MR. 615 GASLITE LANE,KIRKWOOD,ST LOUIS,MO 63122,USA	01	6823
75423	HIBBERT MARCEL /MR. 1592 COVINGTON AVENUE,WESTLAKE WILLAGE,CALIFORNIA 91361,USA	01	96
7774A	HILL JACQUELINE /MRS. 7 WOODHAVEN CRESCENT,MERRYMACK,NH 03054,USA	01	47
81068	HOLLIS MICHAEL G 5359 PIONEER FORK ROAD,SALT LAKE CITY,UTAH 84108,USA	01	199
02339	HONIGMANN PETER JOHN /MR. 615 CHATHAM LANE,BLUE BELL,PA 19422 USA	01	324
43645	HOUGH JILL /MS. 320 SPALDING DRIVE NE,ATLANTA,GEORGIA 30328,U S A	01	109
26100	HOUGHTON LORRAINE ANN /MRS. 2086 MORENCY DRIVE,RICHLAND,WASHINGTON,99352-9514,USA	01	302
7791A	HOWICK MARVIN /MR. 20502 MARINE DR F1,STANWOOD,WA 98292-7834,USA	01	565
77473	HUBER JANET /MS. 810 WALNUT STREET,CHEROKEE,IA 51012-1568,USA	01	1013
60792	HUDSON VERONICA /MRS. 17 WHITENACK ROAD,FAR HILLS,NEW JERSEY,07931,U S A	01	145
53787	HULL RICHARD /MR. 1522 MAINSAIL DRIVE,APT 8,NAPLES,FL 34114,U S A	01	63
12287	HUNT CHRISTOPHER /MR. HUNT LYNN /MS. 1606 DEEP POINT ROAD,WOOLFORD,MD 21677,UNITED STATES OF AMERICA	01	248

143650	HUNTLEY MICHAEL C /MR. 320 SPALDING DRIVE,ATLANTA,GA 30328,USA	01	88
308885	HUTCHEON GRAEME A /MR. 46 TYLER DRIVE,ESSEX JUNCTION,VERMONT,05452,USA	01	589
339655	HUTCHEON RENEE MARY /MRS. 19 ACADIA DRIVE,ROCKLAND,MAINE 04841,USA	01	195

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
64416	HUTT LESLEY MARGARET /MRS. C/O MR HUTT, BAE SYSTEMS, RO DEFENSE 25 CENTER STREET, SUITE 107 STAFFORD, VIRGINIA 22554 USA	01	384
09698	HUTTON PAUL /MR. 6535 NORTH SHORE WAY, NEWMARKET, MARYLAND, 2177, USA, AA1 1FF	01	96
9521A	IVASKA RAYMOND IVASKA DALIA 137 BIRCH LANE, BOX 466, NORTH FALMOUTH, MA 02556 0466, USA	01	1245
20092	JENNINGS CHEOK-YEE /MRS. 4601 NORTH PARK AVENUE, APARTMENT 207, CHEVY CHASE MD 20815, USA	01	88
20105	JENNINGS CHRISTOPHER JOHN /MR. 4601 NORTH PARK AVENUE, APARTMENT 207, CHEVY CHASE, MD 20815 USA	01	88
33494	JIA XIAOGUANG /DR. 966 CAPE ANITA PLACE, SAN JOSE, CA95133, USA	01	96
57406	JOHNSON FRANCIS /DR. 18 CORAWAY ROAD, SETAUKET, NEW YORK 11733, USA	01	660
10546	JOHNSON JAMES EZRA /MR. 900 4TH AVENUE NORTH, SAUK RAPIDS, MINNESOTA 56379, USA	01	250
28112	JOHNSON LINDA MARY /MRS. 5559 THOMPSONVILLE HIGHWAY, THOMPSONVILLE, MICHIGAN 49683, U S A	01	109
9204A	JONES BETTY YVONNE /MRS. 1300 SOUTHEDGE DRIVE, LITTLE ROCK, ARKANSAS 72227-5631, USA	01	109
35461	JONES PAULINE /MRS. 3404 MANSFIELD ROAD, FALLS CHURCH, VA 22041, USA	01	233
72692	JONES REYNOLD UTHER /MR. 5204 PADUA WAY, LAS VEGAS, NEVADA, 89107 USA	01	88
35477	JONES ROBERT JOHN /MR. 3404 MANSFIELD ROAD, FALLS CHURCH, VA 22041, USA	01	233
78162	JORDAN ADDIE 291 RICHLAND AVENUE, SAN FRANCISCO, CA 94110-5841, USA	01	210
76452	JOSEPH DAVID /MR. 331 HOWARD SREET, PETALUMA, CA 94952-2720, USA	01	337
29545	JOY MICHAEL ALAN /MR. 1537 CENTER STREET, BETHLEHEM, PA 18018, USA	01	128

33539	KASUGA KARIN RUTH /MRS. 6 PLOVER COURT,ALAMEDA,CA 94501,U S A	01	108
43593	KELLY PATRICIA /MISS. 722 27TH AVENUE,SAN FRANCISCO,CA 94121,USA	01	96
59232	KELLY SHEELAGH BUTLER /MRS. 8 WINTERBERRY WAY,BEDFORD,MA 01730,USA	01	57

OUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
737355	KERR IAIN MERRICK /MR. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON OR 97035,U S A	01	1025
747576	KERR LORRAINE /MRS. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON 97035,USA	01	445
183345	KHAMISANI VALLY MOHAMMED /MR. ROOM 427,INTERNATIONAL HOUSE,1414 EAST 59TH STREET, CHICAGO ILLINOIS 60637,USA	01	259
332330	KHAN NAJMUDDIN /MR. 2016 GLENBUCK COVE,GERMANTOWN,MEMPHIS,TN 38139,USA	01	88
157748	KHORI FAREED AL /DR. 2711 CRANSTON ROAD APT B,PHILADELPHIA,PA 19131,USA	01	109
330265	KIAH SCHELLEY PATRICK /MS. SHUTTLEWORTH ANDY /MR. 6643 EMMET TERRACE,LOS ANGELES,CA 90068,USA	01	96
776925	KRIZAK CAROLYN RUTH /MS. 722 MESSIAH VILLAGE,P O BOX 2015,MECHANICSBURG,PA 17055-2015,USA	01	2491
705481	KUMAR SARVADAMAN JEET /DR. KANWAR BALJEET /DR. 1016 PARK AVENUE,OCONTO,WI 54153,USA	01	535
319774	LAAN SIEUWKE VAN DER /MRS. 22811,EAGLE WATCH COURT,KATY,TEXAS 77450,USA	01	219
387019	LAGAN HUGH FRANCIS /MR. 1030 MALLETWOOD DRIVE,BRANDON,FLORIDA 33510-2572,U S A	01	88
320013	LAMBETH DARRYL GAYLE /MR. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	1555
970722	LAMBETH SHEILA ELISABETH /MRS. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	109
183827	LATHAM FRED /MR. 210 DEL MESA CARMEL,CARMEL,CALIFORNIA 93923,USA	01	97
15628A	LAVASANI ANGELA /MRS. 3828 NW HILTON HEAD TERR,PORTLAND,OR 97229,U S A	01	97
512959	LAWRENCE ARTHUR LESLIE JAMES /MR. 861 N BLUE BEECH LANE,CRAWFORDSVILLE,IN 47933,USA	01	1107
974668	LAWSON PETER /MR. 5292 HOWELL STREET,ARVADA,COLORADO,80003,USA	01	56

51273	LAY JENNIFER VIVIAN /MRS. 208 CASCADE ROAD, STAMFORD, CT 06903, USA	01	75
23767	LEITCH CRAWFORD /MR. 1222 LELAND WAY B, BURBANK, CA 91504, USA	01	119
20728	LEVER BRIAN KEITH /MR. AKL A/C 16788 EAST BELLEVIEW PLACE, CENTENNIAL, COLORADO 80015, USA	01	97

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
20749	LEVER BRIAN KEITH /MR. CJL A/C 16788 EAST BELLEVIEW PLACE,CENTENNIAL,COLORADO 80015,USA	01	97
20733	LEVER BRIAN KEITH /MR. LJL A/C 16788 EAST BELLEVIEW PLACE,CENTENNIAL,COLORADO 80015,USA	01	97
65643	LEVER HELEN /MRS. 16788 EAST BELLEVIEW PLACE,CENTENNIALL,COLORADO 80015,USA	01	97
10027	LIN HAN-MEI /MRS. 143 EAST MIRROR RIDGE CIRCLE,HAZELCREST,THE WOODLANDS,TEXAS 77382,USA	01	97
53890	LINNELL SUSAN REBECCA /MS. 53 VAN PATTEN PKWY,BURLINGTON,VT 05401,USA	01	128
40582	LISTER ELAINE /MISS. 205 VIA SAN ANDREAS,SAN CLEMENTE,CA 92672,USA	01	175
54751	LOBO EHRLICH DA VICTORIA /MR. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
54767	LOBO ELAINE DA VICTORIA /MRS. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
98422	LOGAN JOSEPH /MR. LOGAN MARY /MRS. 1303 SE 40TH STREET,CAPE CORAL,FLORIDA 33904,USA	01	96
2596A	LONDAGIN DAVID /MR. C/O ASSOCIATED BOX COMPANY,PO BOX 10370,GLENDALE,CA 91209-3370,U S A	01	5
90099	LOW MICHAEL RICHARD TIGHE /MR. 4 CARREN CIRCLE,HUNTINGTON,NY 11743,USA	01	293
77507	LYNCH ROSALINE /MS. 2321 RIVERMONT DRIVE,KINGSPORT,TN 37660-2314,USA	01	123
77549	LYNCH ROSALINE /MS. 2321 RIVERMONT ROAD,KINGSPORT,TN 37660-2314,USA	01	522
48270	MACDONALD DONALD GRANT /MR. 3523 EAST PINE BROOK WAY,HOUSTON,TEXAS 77059,USA	01	173
44361	MACKAY MARGARET MARY /MRS. 124 UTICA ROAD,CLINTON,NEW YORK STATE,13323,USA	01	265
59253	MACLEOD DONALD IAIN ARCHIBALD /MR. 536 SOUTH RIOS AVENUE,SOLANA BEACH,CALIFORNIA 92075,USA	01	88

69878	MACLEOD NORMAN /MR. MACLEOD ANNE KIRSTEN /MRS. 1211 BLADESDALE COURT, KATY, TEXAS 77494, USA	01	88
56547	MACRITCHIE RACHEL ANN /MRS. 13017 SW KNAUS ROAD, LAKE OSWEGO, OREGON 97034, U S A	01	2351
7708A	MAHAKUL BUDHADEB /MR. 1509 CANYON RUN ROAD, NAPERVILLE, IL 60565, USA	01	4102

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
77074	MAHAKUL KRISHNAKOLI /MRS. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4253
70451	MAHONEY DANIEL MARTIN /MR. 3620 PILGRIM LANE,ALTUSIM,OKLAHOMA 73521,USA	01	97
20836	MALEY JANE /MRS. 1087 EAST JARVIS STREET,APARTMENT 102 SHOREWOOD,WISCONSIN 53211, UNITED STATES OF AMERICA	01	56
26254	MALLIK MRIDULLA /DR. 12103 COUNTY LINE ROAD,CHESTERLAND,OHIO 44026,USA	01	412
26298	MARCOM ALICE MARY /MRS. 2 DAY LILY PLACE,THE WOODLANDS TX 77381,USA	01	88
97911	MARTIN COLIN RAYMOND /MR. P O BOX 39,IONIA,NEW YORK 14475-0039,U S A	01	239
27385	MARWICK CHARLES ROBERT SCOTT /MR. 3219 VOLTA PLACE N W,WASHINGTON D C 20007,U S A	01	535
77494	MASONE DANIEL MASONE LOIS 531-67TH STREET,HOLMES BEACH,FL 34217-1202,USA	01	181
40372	MATIAS CREMILDE /MRS. MATIAS MICHAEL /MR. MATIAS CHRISTINE /MISS. 164 SHARP STREET,NORTH DARTMOUTH,MASSACHUSETTS,02747,USA	01	51
92174	MATTHEWS ANTHONY MICHAEL /MR. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY,KY 41008,USA	01	105
6708A	MATTHEWS ARTHUR EDWIN /MR. 11 GREEN TERRACE,MANHASSET,NY 11030,USA	01	105
9218A	MATTHEWS MARGARET ELLEN /MRS. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY KY41008,USA	01	105
77120	MCALPIN PATRICIA PEYTON /MS. 222 WILDROSE AVENUE,SAN ANTONIO,TX 78209-3815,USA	01	467
68288	MCCOLGAN DORIS /MRS. 3251 SOUTHFIELD LN,SARASOTA FL 34239,USA	01	96
27124	MCCUSKER ROSEMARY ANN /MS. PO BOX 946,FULSHEAR,TX 77441-0946,USA	01	105
65130	MC-FADYEN JAMES /MR.	01	350

6128 COLISEUM STREET,NEW ORLEANS,LOUISIANA 70118,U S A

24470	MCKEOWN HAZEL DAWN /MRS. 2052 COUNTRY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
24486	MCKEOWN LISA KATE /MISS. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
24491	MCKEOWN PAUL GERRARD /MR. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
28957	MCLINTIC ANNE MARGARET /MISS. SPAULDING MOUNTAIN FARM,37 HARTWELL ROAD,STRONG,ME 04983,USA	01	56
17725	MCNAUGHT ALISON FRANCES /MISS. 1101 ECLIO ST,SANTA MONICA,CA90403,USA	01	123
76405	MEYER ELEANOR 450 OLD SAN FRANCISCO ROAD F106,SUNNYVALE,CA 94086-6371,USA	01	247
59768	MILES PATRICIA DOROTHY JOAN /MRS. 7411 TAWAS AVENUE,KALAMAZOO,MI 49009,USA	01	98
03319	MILLER ALAN RAY /MR. 33 WALT WHITMAN BLVD,STAFFORD,VA 22554,USA	01	96
'77447	MILLER FRANCES /MS. 21126 COUNTY ROAD 18,ARLINGTON,NE 68002,USA	01	123
,66977	MILLER GEORGE ERNEST /DR. 12 PERKINS COURT,IRVINE,CALIFORNIA 92612,USA	01	186
7919A	MITCHELL GRAHAM IRVING /MR. 564 COUNTY ROAD 614,ASBURY NJ 08802,USA	01	105
43731	MITCHELL RICHARD /MR. C/O 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	242
6373A	MITCHELL RICHARD /MR. 697 BALMORAL ROAD,WINTER PARK,FLORIDA,32789,USA	01	119
9517A	MOFFAT SHIRLEY ANN /MISS. 13534 CLARETON LANE,CYPRESS,TEXAS 77429,USA	01	128
55443	MOHAMMED TASNEEM /MRS. ANALOG DEVICES,21 OSBORN STREET,CMABRIDGE,MASSACHUSETTES, MA 02139 USA	01	233
71687	MOHAMMED ZUALFQUAR /MR. ANALOG DEVICES,21 OSBORN STREET,CAMBRIDGE,MASSACHUSETTES MA 02139, U S A	01	233
83231	MOORE RODNEY PETER /MR. 1070 NW 117TH AVENUE,CORAL SPRINGS,FLORIDA 33071,U S A	01	114
87362	MORAN DAPHNE ELIZABETH /MRS. 164 THORNTON DRIVE,PALM BEACH GARDENS,FLORIDA 33418,U S A	01	1182
66012	MORENO JOANNA LUCY /MRS. 11560 PENNEY ROAD,CONIFER,COLORADO 80433,USA	01	240

38394	MORFIT GARRISON MASON /MR. 27/21 RITTONHOUSE STREET NW6,WASHINGTON DC 20015,U S A	01	84
34427	MORGAN JAMES A /MR. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
34432	MORGAN JAMES ALEXANDER /MR. JAM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4

)UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
:34448	MORGAN JAMES ALEXANDER /MR. SGM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
:34411	MORGAN SUSANNAH M /MRS. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
97681	MOULLIN VALANTINE /MRS. CORAL RIDGE TOWENS EAST,3300 NE 36TH STREET,APARTMENT 320, FORT LAUDERDALE FL33308,USA	01	174
90557	MULLAN HUGH JOSEPH /MR. MULLAN CATHERINE /MRS. 13055 SOUTHWEST PRINCETON,LAKE OSWEGO,OREGON,97035,USA	01	690
:34135	MUNDY CHRISTOPHER J /MR. 14732 SE DUKE STREET,PORTLAND,OREGON OR 97236,U S A	01	3442
)12191	MURRAY DAVID IAN /MR. 1667C KANEPOONUI ROAD,KAPAA,KAUAI,HI 96746,USA	01	347
:06945	MURRAY JAMES /MR. 615 NOE STREET,APT 3,SAN FRANCISCO,CA 94114 USA	01	233
'67113	MURRAY KAY CHRISTINE /MRS. 17 CARTER DRIVE,CHELMSFORD,MA 01824,U S A	01	97
)12204	MURRAY RONALD FREDERICK /MR. 12411 SHADY DOWNS DRIVE,HOUSTON,TEXAS,U S A	01	348
336526	NELSON ROBERT FRANK BRIAN /MR. 28 SANTA CRUZ,RANCHO SANTA MARGARITA,CALIFORNIA 92688,U S A	01	1180
:71017	NESS JAMES THOMAS KENNEDY /MR. 4519 BRANCHMEAD COURT,KATY,TEXAS 77450,USA	01	96
'10187	NEWBLE KIRSTEN DANIELLE /MRS. 1465 POTTER LANE,WAYNE,PA19087 1336,USA	01	105
2779A	NEWMAN MARC /MR. 11 TIGERS COURT,MERCERVILLE,NJ 08619,USA	01	88
'78238	NIEMEYER MARION /MS. 403 DEBORAH LN,MOUNT PROSPECT,IL 60056-2821,USA	01	393
:89011	NORMAN JULIA LOW /MRS. PO BOX 1295,VINEYARD HAVEN,MA 02538,USA	01	88
:02073	NOWERA MOHAMED HESHAM /DR. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92

02089	NOWERA MONA RIAD /MRS. 1907 TONDOLEA LANE, LA CANADA FLINTRIDGE, CA 91011 1551, USA	01	92
02094	NOWERA MONA RIAD /MRS. ON A/C 1907 TONDOLEA LANE, LA CANADA FLINTRIDGE, CA 91011 1551, USA	01	92
59576	NOWERA MONA RIAD /MRS. SMN A/C 1907 TONDOLEA LANE, LA CANADA FLINTRIDGE, CA 91011 1551, USA	01	92

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
70422	NUTTALL CHRISTOPHER LAIRD /MR. 1201 HUDSON STREET,APARTMENT 1101,HOBOKEN,NJ 07030-7406,USA	01	105
5258A	OCONNELL PETER FRANCIS /MR. 330 EAST 240TH STREET,BRONX,NEW YORK 10470,U S A	01	88
20430	ODELL TREVOR ARTHUR /MR. 163 CRANBERRY DRIVE,HOPEWELL JUNCTION,NY 12533,USA	01	416
15141	ODONNELL FAY /MISS. 910 WRIGHT AVENUE,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	96
28663	ODONOGHUE JOSEPH /MR. 401 EAST 89TH STREET,APARTMENT 10J,NEW YORK,NY 10128, UNITED STATES OF AMERICA	01	589
01945	OHARA MARIE THERESA /MS. 278 ASPETUCK RIDGE ROAD,NEW MILFORD,CT 06776,USA	01	109
4736A	OHARE FRANCES /MR. 1207 SOUTH BUENA VISTA,HEMET,CALIFORNIA 92543,USA	01	109
76410	OLDAKER STANLEY OLDAKER DORA 945 NEWPORT STREET,OCEANSIDE,CA 92057-4214,USA	01	677
02427	O'ROURKE ANGELA 111 HAWTHORN PLACE,BRIARCLIFF,NEW YORK,10510 USA	01	47
76473	OVERBEY WILLIAM /MR. BOX 38,RUSTBURG,VA 24588-0038,USA	01	499
77993	PALLA LOUISE /MS. BOX 194,PLEASANT HILL,TN 38578-0194,USA	01	222
28352	PANCHAL J /MR. 3904 CREEK BANK DRIVE,EDMOND OK 73003,USA	01	3
28347	PANCHAL T /MRS. 1201 NW,182ND ST,EDMOND,OKLAHOMA 73003,USA	01	3
63812	PAPP WENDY ELIZABETH /MRS. 12805 US HIGHWAY 31 N,APT 3,CHARLEVOIX,MI 49720-1199,USA	01	1568
65499	PARR PEYTON MICHAEL /MR. 601 NW 14TH STREET,OKLAHOMA CITY,OK 73103,USA	01	926
54885	PATEL DINESH /MR. 2867 SPICEWOOD LANE,KENNESAW,GEORGIA,GA 30152-7416,USA	01	500

85824	PATEL HEMANT KUMAR /MR. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
87657	PATEL HEMANT KUMAR CP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
85325	PATEL NILA /MRS. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
85330	PATEL NILA /MRS. AP A/C 15734 SPRINGFIELD DRIVE, SUGARLAND, TEXAS TX77478, U S A	01	88
90930	PATEL NILAM /MRS. 17601 NORTH 56TH PLACE, SCOTTSDALE, ARIZONA 85254, USA	01	88
90946	PATEL PRAFUL /MR. 17601 NORTH 56TH PLACE, SCOTTSDALE, ARIZONA, USA	01	88
8348A	PATEL SHAILESH /MR. MP A/C 900 REBBECCA COURT, SCHAUMBURG, 601193, ILLNOIS, USA	01	96
83388	PATEL SHAILESH /DR. PP A/C 900 REBBECCA COURT, SCHAUMBURG, 601193, ILLNOIS, USA	01	96
83508	PATEL SHAILESH S 900 REBBECCA COURT, SCHAUMBURG, 601193, ILLNOIS, USA	01	96
83495	PATEL SHILA S /MRS. 900 REBBECCA COURT, SCHAUMBURG, 601193, ILLNOIS, USA	01	96
08742	PATON LEONA MILES /MRS. C/O MR W V PATON, AHLSTROM, 2 ELM STREET, WINDSOR LOCKS, CT06096 USA	01	106
55996	PEARSON MOIRA 2005 WHITE OAK ROAD, RALEIGH NC 27608, USA	01	96
08752	PENFOUND ANNE FRANCIS /MRS. 523 NE HAZELFERN PLACE, PORTLAND, OREGON 97232, USA	01	293
81836	PENFOUND ANNE FRANCES /MRS. 523 HAZELFERN PLACE, PORTLAND, OREGON, 97232, USA	01	96
3478A	PERCIVAL JAMES IAN /MR. 5 EMERY AVE, MENDHAM, NJ 07945, USA	01	96
54170	PHAKEY NEELAM /MRS. 29 SPRING GARDEN DRIVE, MADISON, NEW JERSEY 07940, USA	01	195
93519	PHILLIPS CHRISTOPHER JOHN /DR. 240 BOTANICAL CIRCLE, ANCHORAGE, ALASKA 99515, USA	01	265
93524	PHILLIPS TAMERA RENE /MRS. 240 BOTANICAL CIRCLE, ANCHORAGE, ALASKA 99515, USA	01	265
10001	PLOUGH CYNTHIA SUZANNE /MISS. 2324 OLYMPIC AVENUE, MENLO PARK, CALIFORNIA 94025, USA	01	88
7704A	POLANCO ALICE /MS.	01	337

1555 PIIKEA STREET,HONOLULU,HI 96818-1842,USA

94526 PORTLAND MARIETTA /MRS. 01 88
1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA

94568 PORTLAND THOMAS LAWRENCE /MR. 01 88
1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA

94547 PORTLAND THOMAS LAWRENCE /MR. DBP A/C 01 88
1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
94552	PORTLAND THOMAS LAWRENCE /MR. NGP A/C 1372 DORNEY AVENUE,ALLENTOWN PA18103,USA	01	88
94531	PORTLAND THOMAS LAWRENCE /MR. SEP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
33625	PRENTICE IAN FRANCIS /MR. 3423 CORNELL PLACE,CINCINNATI,OHIO,45220-1501,U S A	01	145
49005	PREW PAUL GRAEME /MR. 2322 NORTH LAKEWOOD AVENUE,CHICAGO IL,60614,USA	01	215
37280	PRICE ADRIAN DOMINIC /MR. 22053 WORCESTER DRIVE,NOVI,MI 48374,USA	01	109
77891	QUAN SUE /MS. 317 HARBOUR LIGHT ROAD,ALAMEDA,CA 94501-5965,USA	01	1245
'77431	RAIDER MARY /MS. 3955 CUMMINS FERRY ROAD,VERSAILLES,KY 40383-9672,USA	01	82
'7633A	RASMUSSEN KENNETH RASMUSSEN MARCIA 1915 KNAPP STREET,OSHKOSH,WI 54902-6612,USA	01	1945
22663	REARDON JOHN PATRICK O /MR. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
16634	REDDY CHALLA VEMA /MR. HR A/C 124 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
1664A	REDDY CHALLA VEMA /MR. NR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
94811	REED GREGORY ALAN /MR. 7674 TRUMBLE ROAD,COLUMBUS,MI 48063,USA	01	97
0692A	REID ERIC WILLIAM /MR. 1707 CAMINO DE VILLAS,BURBANK,CALIFORNIA,CA 91501 USA	01	601
9130A	REID GEORGE RODNEY /MR. 704 HUBBARD DRIVE,LONGMONT,COLORADO 80501,USA	01	128
40199	REZK HANY SADEK TADROUS /DR. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	633
40217	REZK HANY SADEK TADROUS /DR. MHSR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88

38282	REZK HANY SADEK TADROUS /DR. MR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
40201	REZK IRENE ADEL ANTOUN /MRS. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	96
04489	RICHARDS MICHAEL /MR. RICHARDS JANIE LENOX- /MRS. 2417 PINE RIDGE DRIVE,MODESTO,CALIFORNIA 95351-4861,U S A	01	213

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
76313	RILEY ANDREW DAVID /MR. 4423 SOUTH WEST HAMILTON TERRACE, PORTLAND, OREGON 97201, USA	01	1410
78264	ROBERTSON JACKOLYN RAE /MS. 9 ROBERTS CT, MORAGA, CA 94556-1823, USA	01	560
53985	ROBSON KENNETH BRIAN /MR. 6 WILLIAM STREET, CAMBRIDGE, MASSACHUSETTS 02139, USA	01	169
63654	ROSS EUAN STRANG /MR. 14 PATTAGANSETT COURT 2, NIANTIC, CT 06357, USA	01	213
81122	RUDGE MARTIN RUPERT /MR. 12626 BARRYKNOLL, HOUSTON, TEXAS 77024, USA	01	97
81915	RULE KATHERINE /MISS. 425 EAST 63RD STREET, APARTMENT E8A, NEW YORK 10021, USA	01	364
62459	RUNCIMAN PETER JAEMS INGLIS /DR. INEOS ACRYLICS INC, 7275 GOODLETT FARMS PARKWAY, CORDOVA, TN 38018 4909, USA	01	62
36799	RUSSELL THOMAS DONALD MICHAEL /MR. 774 CRAGMONT AVENUE, BERKELY, CALIFORNIA, CA94708, U S A	01	27
86812	SACKRIN ROSAMUND BARBERA /MRS. 6522 GREENMOUNT DRIVE, WILLOWOOD ELKRIDGE, MARYLAND 21075, USA	01	96
02068	SADAT SAKINA MOHAMED EL /MRS. 1907 TONDOLEA LANE, LA CANADA FLINTRIDGE, CA 91011-1551, USA	01	92
08922	SAEED ATTIA KAUSAR /MRS. 7975 22ND AVENUE NORTH, ST PETERSBURG, FLORIDA, USA	01	681
33003	SALISBURY SINCLAIR GORDON CROWTHER /MR. 32 PROVIDENCE DRIVE, RICHBORO PA 18954 - 1660, U S A	01	28
38684	SALSE DEANNE LYNN /MRS. 209 PLUM HILL DRIVE, WATSONVILLE, CALIFORNIA, 95076 U S A	01	88
28220	SANFORD GRAHAM /MR. C/O GENERAL DELIVERY, 49 TUTHILL LANE, REMSENBURG, NY 11960, USA	01	97
79494	SAUNDERS MICHAEL BADEN /MR. 13729 THREE FATHOMS BANK DRIVE, CORPUS CHRISTI, TEXAS, TX 78418-6351, USA	01	293
79507	SAUNDERS SHEILA MAY /MRS. 13729 THREE FATHOMS BANK DRIVE, CORPUS CHRISTI, TEXAS, TX 78418-6351, USA	01	293

77580	SCHRAUT EMMA SCHRAUT VERN SCHRAUT DONALD 1762 S LAFAYETTE STREET,DENVER,CO 80210-3247,USA	01	1130
76967	SCHWARTZ CELIA /MS. 251 174TH STREET 1119,MIAMI BEECH,FL 33160-3357,USA	01	1365
91405	SCOTT MARGARET ANNE /REV. 234 CANTERBURY ROAD,ROCHESTER,NEW YORK 14607,U S A	01	200

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
29201	SEBASTIAN ANTHONY /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,U S A	01	96
29199	SEBASTIAN ANTHONY /DR. NS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	194
29183	SEBASTIAN ANTHONY /DR. RS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
'29217	SEBASTIAN VERONIQUE /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
11981	SERRAGO LINDA /MRS. 1310 WENDELL WAY,GARLAND,TEXAS 75043-1715,USA	01	87
14202	SERVICE JOHN DANIEL /MR. 21312 LAKE FONTAL ROAD,MONROE,WA,98272,U S A	01	294
78222	SERVI INSTRUMENTS INC 3750 RUM ROW,NAPLES,FL 34102-7865,USA	01	1130
074244	SHARKEY DIANA /MRS. 126 ROCHELLE LANE,EGG HARBOUR TOWNSHIP,NEW JERSEY,08234,USA	01	97
731864	SHARKEY WENDY MICHELE /MRS. 139 FOX HILL ROAD,BENNINGTON,VERMONT 05201,USA	01	88
506866	SHARON MICHELE CATHERINE /MS. 169 FRESH POND ROAD,EAST BRUNSWICK,NEW JERSEY,08816,USA	01	62
56929A	SHEEHI CHRISTINE ANNE /MRS. 4108 WHITEACRE ROAD,FAIRFAX,VIRGINIA 22032,USA	01	308
776426	SHEFFIELD DEAN SHEFFIELD ANITA 51 SOUTH FORT LANE,LAYTON,UT 84041-4317,USA	01	85
538854	SHIELS LAURA MARGARET /MS. 36 FLORENCE LANE,PRINCETON NJ 08540,U S A	01	200
81619	SHIPLEY JO ANN /MRS. 166 DAWSON DRIVE,CASTLE ROCK CO 80104-2151,USA	01	294
78258	SIME DAVID ROSS /MR.,DECD EXOR/S/ MR DAVID GILBERT SIME MS MARGARET MCLAINE SIME MR CHARLES MICHAEL JARVIE 5363 ASHCROFT ROAD,MINNETONKA,MN55345,USA	01	649
60687	SIMPKINS SALLY ELIZABETH /MRS.	01	52

	16530 WHISPERING OAKS LANE, FORT MILL SC 29708, USA		
89629	SIMPSON HAZEL GRAY MCNAUGHTON /MRS. 705 DAVIS BUILDING, 2141 NW DAVIS STREETSUITE 302, PORTLAND, OREGON OR97210, U S A	01	185
5596A	SKEA ROBERT /MR. 4813 LIVERPOOL LANE, RALEIGH NC 27604, USA	01	96

)UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
'78199	SKOG LINDA LESLIE /MS. 812 NO OAKES STREET,TACOMA,WA 98406-7310,USA	01	4
)83590	SLAVOTINEK ANNE MICHELE /MISS. 4519 EVERETT ST,KENSINGTON,MD 20895,USA	01	1180
ı30366	SMITH CONNIE JO /MRS. 1080 SULIE LANE 153,SOUTH LAKE TAHOE,CALIFORNIA 96150,USA	01	56
32904A	SMITH MARGARET ANNE /MRS. 813 CROSSFIELD PLACE,VENICE,FLORIDA,34293,USA	01	362
)82590	SMITH UTE MARIA /MRS. 15 BROOK STREET,WELLESLEY,MA-02482,USA	01	119
146406	SOUZA JEAN VALERIE /MS. 5506 SADDLEBROOK COURT,BURKE,VA 22015,USA	01	105
307627	SPURGIN ANTHONY JOHN /MR. 4252 HORTENSIA STREET,SAN DIEGO,CA 92103,USA	01	84
ı27660	SPURGIN PERCY WALTER /MR. C/O ANTHONY J SPURGIN ESQ,4252 HORTENSIA STREET,SAN DIEGO CA 92103, U S A	01	3
)84762	STACE GARRY NEIL /MR. 1524 WESTPORT CRESCENT,NEWPORT NEWS,23602 VIRGINIA,USA	01	88
777183	STAROBIN SHAYA STAROBIN MOLLIE 175 WEST BROADWAY,LONG BEACH,NY 11561-4053,USA	01	270
520520	STEEDMAN SCOTT GRAY /MR. 2014 HAMLIN VALLEY,HOUSTON,TX 77090,USA	01	130
279185	STENSON MARGARET ANNE /MRS. 680 ATLANTIS ESTATES WAY,ATLANTIS,FLORIDA,33462,USA	01	97
ı70085	STENSON WALTER ALEC /MR.,DECD CS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
ı70090	STENSON WALTER ALEX /MR.,DECD DS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
778217	STEVENSON FELICIA HAMILTON /MS. 2125 BINFORD STREET H-44,LARAMIE,WY 82072,USA	01	679

.70231	STEWART DOUGLAS ROBERT /MR. C/O BHP PETROLEUM AMERICAS INC,1360 POST OAK BOULEVARD SUITE 500, HOUSTON,TEXAS 77056-3020,USA	01	105
'77886	STOOR CLARENCE STOOR MINNIE 3428 POINT WHITE DRIVE NE,BAINBRIDGE ISLAND,WA 98110-4066,USA	01	85
;20691	STOREY ANNE ELIZABETH /MRS. 591 STRAUB ROAD WEST,MANSFIELD,OHIO 44904,USA	01	145

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
35003	STOREY ANNE ELIZABETH /MRS. 2937 GREENSPIRE LANE, FAIRLAWN, OHIO 44333, USA	01	120
46709	STREET ANDREW /MR. 196 MARTINE AVENUE, WHITE PLAINS 10601, NEW YORK, USA	01	27
46696	STREET WILLIAM /MR. 196 MARTINE AVENUE, WHITE PLAINS 10601, NEW YORK, USA	01	27
30755	SUTTON CAROL ANN /MRS. 302 WOODMERE WAY, PHOENIXVILLE, PA 19460, USA	01	96
708685	SWARTZ DIANE /MS. 158 CAPTIAN EAMES CIRCLE, ASHLAND, MA 01721, USA	01	280
328381	SYED FAIZALALI NAZIR /MR. 5000 N TRIPP AVENUE, CHICAGO, IL 60630, U S A	01	96
521618	SYME ROBERT KENNETH /MR. 35 SAYBROOKE DRIVE, PENFIELD, NEW YORK, 14526, USA	01	57
074800	TAIT MARGARET E /MRS. 452 WOODWARD COURT, LAKE FOREST, ILLINOIS 60045, USA	01	68
074816	TAIT MICHAEL J /MR. 452 WOODWARD COURT, LAKE FOREST, ILLINOIS 60045, USA	01	68
777029	TALLERICO VINCENNT TALLERICO ELIZABETH 87 16 PALMERO STREET, HOLLISWOOD, NY 11423-1222, USA	01	222
776345	TALONE MARY /MS. 605 PERSHING DRIVE, SILVER SPRINGS, MD 20910-4319, USA	01	186
270051	TAN PHAIK LEE /MISS. 635 KATHLEEN PLACE, WESTBURY, NEW YORK 11590, USA	01	800
537575	TAYLOR ANTHONY HUGH /MR. 113 LOTUS CIRCLE, SAFETY HARBOR, FLORIDA 34695, USA	01	105
572463	TEMPLETON IAN JAMES /MR. P O BOX 1663, MONROE, NC 28111, U S A	01	88
778115	THEODORATOS ANNETTE /MS. 3865 J ST, SACRAMENTO, CA 95816-5500, USA	01	1370
431842	THIDA KHIN /MISS. 429 BLUEBIRD DRIVE, RUSSELL, KENTUCKY 41169, USA	01	88

388325	THOMPSON CHARLES GEOFFREY /MR. THOMPSON DIANA JENKINS /MRS. 2795 BOLINGBROKE AVENUE, TROY, MICHIGAN 48084, USA	01	233
267949	THOMPSON MATTHEW JAMES /DR. 2214 NOB HILL AVENUE, SEATTLE, WASHINGTON, USA	01	175
194452	THOMSON HAMISH /MR. 1208 CLAIRE COURT NW, ALBERQUERQUE, NM 87104, USA	01	140

UNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
92523	THOMSON JAMES BARRY /MR. 1527 PEREGRINE POINT DRIVE, SARASUTA, FLORIDA 34231, USA	01	785
'78055	TIMMERMAN WARREN /MR. 10764 HIGHWAY 141, MANNING, IA 51455-8688, USA	01	2407
'97489	TIMMS JANET STEIN 4314 BACHMAN DRIVE, SCHNECKSVILLE, PA 18078, USA	01	43
566158	TODD IRADJ /MR. 2222 AVE OF THE STARS, APT 1701E, LOS ANGELES, CA 90067, USA	01	97
197901	TOOMS JULIE ANN /MRS. 19706 IVORY BROOK DRIVE, HOUSTON, TEXAS 77094, USA	01	106
197899	TOOMS PAUL JONATHAN /MR. 19706 IVORY BROOK DRIVE, HOUSTON, TEXAS 77094, USA	01	106
086342	TUNG LEONG /MRS. 1712 EDWARD CIRCLE, BOOTHWYN, PA19061, USA	01	250
314915	TURNBULL KARIN /MRS. 12529 PICRUS STREET, SAN DIEGO, CA 92129, USA	01	175
536251	TURNER MALCOLM GLENN /MR. 1437 DARTMOUTH LANE, DEERFIELD, I L 60015, USA	01	109
843726	UYTDEWILLIGEN RICHARD /MRS. 1232 GOLFSIDE DRIVE, WINTER PARK, FLORIDA 32792, U S A	01	119
296224	VEITCH JOHN /MR. 629 CASHEW COURT, BRENTWOOD, CA 94513, USA	01	139
29623A	VEITCH LONNIE /MRS. 629 CASHEW COURT, BRENTWOOD, CA 94513, USA	01	139
544754	WADE VALERIE /MRS. WADE KEITH MAXWELL PETER /MR. 1954 JOSEPH DRIVE, MORAGA, CA 94556, U S A	01	88
093575	WALTON ANTHONY /MR. 230 PARK AVENUE, SUITE 1463, NEW YORK, NY 10169, U S A	01	3000
235307	WATSON ELIZABETH MARY /MRS. 2 NORMANDY COURT, BINGHAMPTON, NY 13903-1316, USA	01	265
263745	WEBB JACQUELINE MITCHELL- /MRS. 697 BALMORAL ROAD, WINTER PARK, FLORIDA 32789, USA	01	112

78183	WEBB WILLIAM FLOYD /MR. 6110 SPRUCE FOREST, HOUSTON, TX 77092-2348, USA	01	684
9944A	WEIHMANN ROBERT JOSEPH /MR. C/O REEVES WIRELINE, PO BOX 307, BROUSSARD, LA 70518, USA	01	101
67125	WESTON DAVID /MR. 122E ASHLAND STREET, DOYLESTOWN, P A 18901, USA	01	217

OUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
764328	WHITE PAMELA /MRS. 1219 WEST 67TH TERRACE,KANSAS CITY,MISSOURI,64113, UNITED STATES OF AMERICA	01	140
312999	WILKIE THOMAS MCGREGOR /MR. 664 MACARTHUR DRIVE,COLMA,CALIFORNIA 94015,U S A	01	160
099973	WILKINSON STEVEN /MR. 2814 YORKVIEW COURT,THE ENCLAVE AT WILLOWMERE,CHARLOTTE NC,28270,USA	01	140
364413	WILLETT MICHAEL VICTOR /MR. 607 16TH STREET,HUNTINGTON BEACH,CALIFORNIA 92648, UNITED STATES OF AMERICA	01	88
036808	WILLIAMS SIMON JOHN CYNAN /PROF. 668 CAMINO,CAMPANA,SANTA BARBARA,CA93111-145,UNITED STATES OF AMERICA	01	175
550732	WILLS JOHN ARTHUR /MR. 11032 ACALANES DRIVE,SOBRANTE PARK,OAKLAND,CA 94603-3612,USA	01	88
676985	WILLSON GABRIELLE ANNE /MRS. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
67697A	WILLSON GABRIELLE ANNE /MRS. AKW A/C 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
676990	WILLSON MICHAEL CHARLES /MR. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
380549	WILSON HEATHER /MRS. 1131 FARRINGTON DRIVE,LA HABRA,CALIFORNIA,CA 90631,USA	01	88
777259	WOLFGANG ROEHLER INC BOX 771158,LAKEWOOD,OH 44107-0049,USA	01	690
925840	WRIGHT BARBARA /MRS. 1585 ELK FOREST ROAD,ELKTON,MARYLAND,21921,USA	01	128
943097	WRIGHT WILLIAM DOUGLAS /MR. 19456 RIVER RUN,LAKE OSWEGO,OREGON,OR97034,USA	01	702
913163	YARWOOD NORMAN /MR. 10 NORTH MEADOWMIST CIRCLE,THE WOODLANDS,TEXAS,77381,USA	01	115
994117	YEWDALL MALCOIM ERNEST /MR. 6030 CHARDONNAY LANE,303 NAPLES,FLORIDA,FL 34119,U S A	01	803
416708	YOUNG CAROLE ANNE HELEN /MISS. PO BOX 1080,DILLON,COLORADO 80435,USA	01	114

397237	YOUNG REGINALD GORDON /MR.,DECD ADMIN/S/ MR ANDREW GRAHAM YOUNG 135 SAYRE DRIVE,PRINCETON,NEW JERSEY 08540,USA	01	88
777060	ZACHOW MILDRED JOYCE /MS. 2875 MAPLE VISTA LN,LAWRENCEVILLE,GA 30044-6710,USA	01	11
154845	ZHU HUAIYU /MR. 34267 RED CEDAR LANE,UNION CITY,CA 94587,USA	01	88

ND TOTALS NUMBER OF HOLDINGS : 458 (0.12 %) ORDINARY SHARES OF 2.5P 01 166200 (0.01 %)

ND TOTALS NUMBER OF ACCOUNTS : 458 (0.09 %)

- HOLDING / ACCOUNT PERCENTAGES REFLECT THE REGISTER POSTION AS AT 09 MAY 2003

ISSUED CAPITAL AS AT 30 APR 2003 ORDINARY SHARES OF 2.5P 01 1348613156

6 May 2003

THUS Group plc
Preliminary Results
year ended 31 March 2003

ON TRACK FOR FURTHER GROWTH

Highlights

Sustained growth and margin expansion

- Statutory turnover up 9% to £291.2 million, with like for like turnover up 12%[1]
- Gross profit up 30% to £64.2 million, with gross margin up from 18% to 22%
- EBITDA[2] £27.1 million (2002: £3.1[3] million), with EBITDA margin at 9% (2002: 1%)
- Loss before tax reduced 44% to £58.8 million
- Capital expenditure £44.9 million, down to 15% of turnover (2002: 29%)

Financially strong

- Net cash flow from continuing operating activities £26.1 million (2002: £(1.6) million)
- Cash outflow before financing costs[4] £28.3 million (2002: £(67.0) million)
- Cash £12.1 million. Net debt £32.7 million. Gearing 11%. Fully funded.

Commenting on today's results, William Allan, Chief Executive said:

'Despite difficult trading conditions, THUS has delivered another strong set of results in line with our objective to become cash flow positive after interest and capital expenditure by March 2004. THUS is now operating cash flow positive for the full financial year, with a strong trajectory for our stated objectives for operating profits.

'Throughout the year, we remained cautious on the outlook for the UK economy, and highlighted uneconomic pricing by distressed competitors. As we have previously and consistently stressed, we are focused on generating quality recurring revenues with sound operating margins. This strategy has proved effective and has resulted in 4% statutory gross margin expansion, and a nine-fold increase in EBITDA from customer growth and the planned operating efficiencies we implemented last year.

'Our focused marketing through the THUS and Demon brands has resulted in significant growth in our data services. Our record on service innovation remains class-leading, allowing us to win a growing blue chip customer base, including new business from Shell, Conoco, Orange, UKERNA, Ordnance Survey, the Scottish Executive and Capital Radio Plc.

'We expect the cautious trends from this year on the economy and competitor activity to continue. However, the strategy we outlined at the time of our listing enabled us to scale and flex our business according to changing market conditions. Assuming the macro environment remains broadly unchanged, we remain comfortable with market expectations for the year ahead.'

1 Like for like growth excludes turnover from Interactive Branded, Scotland On-Line Limited and the residential telephone service which were either disposed of or ceased in the year ended 31 March 2002

2 Earnings before interest, tax, depreciation and amortisation (See Note 4 of the Preliminary Statement)

3 EBITDA for the year ended 31 March 2002 excludes £3.2 million exceptional restructuring costs

4 Representing cash outflow before financing of £(36.7) million (2002: £(86.3) million) and returns on investments and servicing of finance of £(8.4) million (2002: £(19.3)million)

Further information

THUS Group plc

William Allan, Chief Executive	020 7763 3156
John Maguire, Chief Financial Officer	020 7763 3156
Deborah Rodger, Head of Press & Corporate Communications	07747 770051
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Smithfield Financial

John Antcliffe	020 7360 4900

An analysts' conference will be held this morning at 9.00am for 9.30am at the offices of Investec, 2 Gresham Street, London, EC2V 7QP. A simultaneous webcast of the conference will be screened at http://www.thus.net/investors/fin-mar-03.htm. Webcast participants are advised to visit the web address at least 15 minutes before the start of the conference to ensure they have all the necessary software to take part.

Performance Review

Turnover

Group turnover grew 9% to £291.2 million, with like for like turnover up 12[1]%. Data and telecoms and Internet were the strongest performing divisions.

Segmental analysis of turnover

Data and telecoms

Data and telecoms turnover grew by 13% to £160.5 million and by 17% to £141.8 million, excluding turnover from the ScottishPower Facilities Management (SP FM) contract.

Growth was strongest in data services, driven forward by a new contract to provide data networking services for Capital Radio Plc and by a good take up on our new City and National Ethernet services. THUS was the first UK operator to launch Ethernet using its own network facilities. Ethernet dramatically simplifies data connectivity between companies' sites and, to date, the services have attracted a wide range of customers including Conoco, Shell, UKERNA, Baillie Gifford, the Scottish Executive and Imperial College.

Good growth was also recorded in some of the more traditional voice products, with a 33% increase in outgoing minutes from directly connected customers to 580 million minutes and a 32% increase in incoming minutes on our non-geographic numbering services to 640 million minutes. THUS also took early advantage of a new regulatory development known as Carrier Pre Select (CPS), which was made operational in the last half of the year. Early adoption of this technology assisted with the provision of services to support the retail telephony products of existing and new customers.

Turnover from the SP FM contract fell 12% to £18.7 million and is expected to stabilise at around this level in the current year.

Internet

During the year, the market polarised on the development of broadband services helping to increase Internet turnover by 10% to £90.3 million. Broadband customers grew five-fold to 25,000 attracted by the wide range of service options on offer, improved pricing and targeted marketing promotions to business customers under the Demon brand. By leveraging our in-house development expertise and extensive network, we introduced a unique differentiated product set to our business market. Specifically, THUS customers can now elect for a broadband service either dedicated for their exclusive use or shared with a maximum of 5 users compared to the standard 20 and 50 user options. This product extension becomes more important as increasing use of standard services leads to congestion.

Our UK broadband success was replicated in Demon Netherlands, which grew its ADSL customer base more than three-fold to 7,800. While THUS remains focused on the UK, the cash flow positive Netherlands operation at 3% of turnover remains a successful and core adjunct to existing activities.

Turnover from broadband and related services grew to the same level as that generated by traditional narrowband access and termination, an important transition point for the business.

Contact centre services

Contact centre turnover fell marginally from £25.4 million to £24.6 million although we continued to improve the margin and cash flow profile of the business. Our focus is on the top end of the market providing support for customers who have often complex needs and whose operations must be based in the UK. In this respect, THUS recently completed a contract for Capita to assist with the initial implementation of London's new congestion charging scheme.

Interactive

Following the disposal of the Interactive Branded division in October 2001, Interactive turnover fell by 15% to £15.8 million. Having taken the decision not to dispose of the Interactive Creative division for the time being, we successfully concentrated management attention on growing this side of the business and like for like turnover rose 12%.

Margin expansion and progress to profit

Gross profit before depreciation grew 20% to £108.2 million, representing a 3% margin expansion to 37%. This improvement resulted from action including an increase in our interconnect points with other operators, a sustained programme designed to minimise the cost of routing our telecommunication traffic from origination to destination and an extensive exercise to minimise the cost of 'last mile' access to customers from third parties.

S,D&A (Selling, distribution and administration) costs excluding depreciation and amortisation fell from 34% to 28% of turnover and fell 10% in absolute terms to £81.1 million. Action taken included the rationalisation of our property portfolio, reductions in headcount without impacting capability and the renegotiation of selected supplier contracts.

Combining revenue growth and cost efficiencies, EBITDA[2] grew strongly to £27.1 million compared with £3.1 million[3] in the year ended 31 March 2002 and negative £24.6 million the year previous. Margins were 9% compared with 1% last year and negative 11% previously.

Depreciation and amortisation for the year was £12.7 million higher at £77.9 million and included a £13.4 million impairment charge on existing billing platforms due for replacement, capitalised property improvements and some product development costs.

After depreciation included within cost of sales, gross profit increased 30% to £64.2 million, lifting the margin from 18% to 22% and the operating loss improved from £65.2 million to £50.8 million.

Net interest fell from £18.7 million to £6.9 million in line with lower debt levels following the financial restructuring completed last year. Within this, £2.9 million related to interest charges directly connected with the new bank facility.

After interest, the loss before tax showed significant improvement, down 44% from £104.3 million last year to £58.8 million.

A small tax charge of £0.2 million arose from trading activities in the Netherlands, leaving a loss transferred to reserves of £59.0 million for the year.

Earnings per share

The loss per ordinary share reduced by 70% to 4.44p, reflecting the impact of higher revenue and better margins combined with an increase in the number of shares in issue following the financial restructuring last year.

Capital investment

Following completion of our network build, capital investment fell sharply from £77.9 million to £44.9 million.

One of our key investment projects during the year was a doubling of the capacity in the core network to handle increasing traffic loads. The cost of that upgrade at around £5 million was just 5% of the cost of installing the first 10 gigabits of capacity reflecting the benefit of the network design choices made at the time of the national deployment.

Notwithstanding the focus on turnover growth, we continue to invest in key systems to further improve the customer experience. As an illustration, we have invested during the year to consolidate our billing systems down to one primary platform. This investment will reduce our billing costs, speed up our billing cycle and improve our visibility of individual customer activity.

Cash flows

Net cash flow from continuing operating activities was positive for the first time since flotation at £26.1 million. The cash outflow before financing costs[4] was £28.3 million, compared with £67.0 million in the year ended 31 March 2002 and £171.9 million in the year previous, leaving THUS on track to achieve sustainable positive cash flow after interest and capital expenditure in quarter four of the current financial year ending 31 March 2004.

Net debt

At the year end, net debt stood at £32.7 million and gearing at 11%. Draw down on the facility is expected to be less than £50 million and the Company is more than fully funded for its current business plan.

Outlook

We expect the cautious trends from this year on the economy and competitor activity to continue. However, the strategy we outlined at the time of our listing enabled us to scale and flex our business according to changing market conditions. Assuming the macro environment remains broadly unchanged, we remain comfortable with market expectations for the year ahead.

1 Like for like growth excludes turnover from Interactive Branded, Scotland On-Line Limited and the residential telephone service which were either disposed of or ceased in the year ended 31 March 2002

2 Earnings before interest, tax, depreciation and amortisation (See Note 4 of the Preliminary Statement)

3 EBITDA for the year ended 31 March 2002 excludes £3.2 million exceptional restructuring costs

4 Representing cash outflow before financing of £(36.7) million (2002: £(86.3) million) and returns on investments and servicing of finance of £(8.4)million (2002: £(19.3) million)

THUS Group plc

Group Profit and Loss Account
for the year ended 31 March 2003

	Notes	2003 £'000	2002 £'000
Turnover from continuing operations	2	**291,236**	268,354
Cost of sales	3	**(227,039)**	(218,923)
Gross profit from continuing operations		**64,197**	49,431
Selling and distribution		**(27,180)**	(34,842)
Administration expenses *	3	**(87,816)**	(79,765)
Operating loss from continuing operations		**(50,799)**	(65,176)
Exceptional items			
- Gain on sale of fixed assets		**250**	1,660
- Loss on disposal of businesses		**-**	(741)
Loss on ordinary activities before interest and other similar charges		**(50,549)**	(64,257)
Amounts written off investments	5	**(1,325)**	(21,259)
Net interest payable and other similar charges		**(6,915)**	(18,738)
Loss on ordinary activities before taxation		**(58,789)**	(104,254)
Taxation on loss on ordinary activities	6	**(196)**	(416)
Loss after taxation		**(58,985)**	(104,670)
Minority interest		**-**	914
Loss for the financial year		**(58,985)**	(103,756)
Appropriations – non equity	8	**-**	(2,425)
Loss transferred to reserves		**(58,985)**	(106,181)
Loss per ordinary share (pence)	7	**(4.44)**	(14.76)
Diluted loss per ordinary share (pence)	7	**(4.43)**	(14.76)

There were no discontinued operations in either the current or previous year.

* In 2002, administration expenses included exceptional items of £3,152,000.

THUS Group plc

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 31 March 2003

	Note	2003 £'000	2002 £'000
Loss for the financial year		**(58,985)**	(103,756)
Currency translation differences on overseas net assets	**9**	**(62)**	(100)
Unrealised (losses) / gains on fixed asset disposals	**9**	**(507)**	14,905
Total recognised gains and losses relating to the year		**(59,554)**	(88,951)

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March 2003

	Notes	2003 £'000	2002 £'000
Loss for the financial year		**(58,985)**	(103,756)
Appropriations – non equity	**8**	**-**	(2,425)
Loss transferred to reserves		**(58,985)**	(106,181)
Currency translation differences on overseas net assets	**9**	**(62)**	(100)
Reversal of appropriations – non equity	**8**	**-**	2,425
Share capital issued		**-**	272,139
Merger reserve movement	**9**	**814**	-
Unrealised (losses) / gains on fixed asset disposals	**9**	**(507)**	14,905
Net movement in shareholders' funds		**(58,740)**	183,188
Opening shareholders' funds		**466,152**	282,964
Closing shareholders' funds		**407,412**	466,152

THUS Group plc

Group Balance Sheet
as at 31 March 2003

	Note	2003 £'000	2002 £'000
Fixed assets			
Intangible assets		**301**	466
Tangible assets		**436,508**	469,482
		436,809	469,948
Current assets			
Stocks		**2,867**	5,323
Debtors		**90,837**	89,071
Investments		**1,666**	2,991
Cash at bank and in hand		**12,143**	9,533
Total current assets		**107,513**	106,918
Creditors: amounts falling due within one year			
Other creditors		**(95,511)**	(104,323)
Loans and other borrowings		**(117)**	(691)
Total creditors falling due within one year		**(95,628)**	(105,014)
Net current assets		**11,885**	1,904
Total assets less current liabilities		**448,694**	471,852
Creditors: amounts falling due after more than one year			
Loans and other borrowings		**(40,666)**	(4,800)
Total creditors falling due after more than one year		**(40,666)**	(4,800)
Provisions for liabilities and charges		**(616)**	(900)
Net assets		**407,412**	466,152
Capital and reserves			
Called-up share capital	9	**33,715**	56,963
Merger reserve	9	**566,560**	565,746
Capital redemption reserve	9	**23,248**	-
Other reserves	9	**18,840**	20,292
Profit and loss account	9	**(234,951)**	(176,849)
Shareholders' funds	9	**407,412**	466,152
Equity Shareholders' funds		**407,412**	442,904
Non equity Shareholders' funds		**-**	23,248
Total Shareholders' funds		**407,412**	466,152

THUS Group plc

Group Cash Flow Statement
for the year ended 31 March 2003

	Notes	2003 £'000	2002 £'000
Net cash inflow / (outflow) from continuing operating activities	11	26,076	(1,604)
Returns on investments and servicing of finance	10(a)	(8,413)	(19,316)
Free cash flow		17,663	(20,920)
Capital expenditure	10(b)	(54,362)	(85,875)
Cash outflow before disposals		(36,699)	(106,795)
Disposals	10(c)	-	2,910
Cash outflow before management of liquid resources and financing		(36,699)	(103,885)
Management of liquid resources	10(d)	-	17,550
Cash outflow before financing		(36,699)	(86,335)
Financing	10(e)	39,394	92,543
Increase in cash in the year	12	2,695	6,208

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance.

Reconciliation of Net Cash Flow to Movement in Net (Debt) / Funds
for the year ended 31 March 2003

	Note	2003 £'000	2002 £'000
Increase in cash in the year	12	2,695	6,208
Cash (inflow) / outflow from (increase) / reduction in debt	12	(39,394)	179,596
Cash inflow from decrease in liquid resources		-	(17,550)
Change in net (debt) / funds resulting from cash flows	12	(36,699)	168,254
Net debt disposed		-	3,560
Movement in net (debt) / funds in the year	12	(36,699)	171,814
Net funds / (debt) at the beginning of the year	12	4,042	(167,772)
Net (debt) / funds at the end of the year	12	(32,657)	4,042

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2003

1 Basis of preparation

The financial information included within this Preliminary Statement has been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2002.

The information shown for the years ended 31 March 2003 and 31 March 2002 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 but has been extracted from the full Accounts for those years. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985. The Accounts for the year ended 31 March 2003 will be delivered to the Registrar of Companies in due course.

The financial information on pages 6 to 15 was approved by the Board on 2 May 2003.

2 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2003	2002
	£'000	£'000
Turnover analysis		
Internet services	**90,273**	81,713
Interactive services	**15,776**	18,664
Data and telecom services	**160,556**	142,539
Contact centre services	**24,631**	25,438
	291,236	268,354
Turnover by origin		
United Kingdom	**281,920**	262,259
Europe	**9,316**	6,095
	291,236	268,354
Turnover by destination		
United Kingdom	**278,503**	261,254
Europe	**12,134**	6,767
USA	**599**	333
	291,236	268,354

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2003

3 Depreciation charge

Depreciation is charged on network and non-network assets and is included within cost of sales and administration expenses on that basis as follows:

	2003 £'000	2002 £'000
Cost of sales	**43,977**	40,509
Administration expenses	**33,760**	24,516
	77,737	65,025

The cost of sales depreciation charge includes asset impairment charges of £2,694,000 (2002: £1,141,000). The depreciation charge for administration expenses includes asset impairment charges of £10,688,000 (2002: £1,792,000).

4 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	Note	2003 £'000	2002 £'000
Operating loss		**(50,799)**	(65,176)
Depreciation charge for the year	3	**77,737**	65,025
Amortisation charge for the year		**165**	143
EBITDA after exceptional items		**27,103**	(8)
Exceptional items:			
Restructuring		**-**	3,152
EBITDA before exceptional items		**27,103**	3,144

5 Amounts written off investments

Own shares held in trust are valued at the lower of cost and net realisable value, being mid-market price at the balance sheet date, resulting in a write down in the year of £1,325,000 (2002: £21,259,000).

6 Taxation

	2003 £'000	2002 £'000
UK Corporation tax charge at 30% (2002: 30%)	**-**	-
Overseas taxation	**(196)**	(416)
	(196)	(416)

No provision for deferred taxation is considered necessary at 31 March 2003, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances. Deferred tax assets have not been recognised as their future recoverability is not certain.

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2003

7 Loss per ordinary share

The loss and diluted loss per ordinary share have been calculated in accordance with Financial Reporting Standard 14 "Earnings per Share" (FRS 14) for both years. The loss for the financial year after non equity appropriations, divided by the weighted average number of ordinary shares in issue during the financial year has been used to calculate the loss per ordinary share.

The diluted loss per ordinary share has been calculated by adjusting the basic weighted average share capital by the dilutive potential ordinary shares as a result of share options.

	2003	2002
Loss for the financial year after non equity appropriations (£'000s)	**(58,985)**	(106,181)
Basic weighted average share capital (number of shares, thousands)	**1,329,347**	719,349
Dilutive potential ordinary shares – share options (number of shares, thousands)	**2,979**	-
Diluted weighted average share capital (number of shares, thousands)	**1,332,326**	719,349

The basic weighted average share capital excludes 18,930,284 ordinary shares held by the Company under Trust in connection with the Employee Share Schemes.

8 Appropriations – non equity

	2003 £'000	2002 £'000
Appropriations:		
Cumulative participating non redeemable Preference Shares		
10% Cumulative preferential appropriation	-	2,425

In accordance with the provisions of Financial Reporting Standard 4 "Capital Instruments" (FRS 4), the cumulative participating non redeemable Preference Shares were classified as non equity and the Company therefore, appropriated through the Profit and Loss Account an amount equal to the Preference Share dividends for the period up to 19 March 2002. The Company did not have sufficient distributable reserves to pay such Preference Share dividends, therefore this amount was credited back in the Profit and Loss Account reserve.

The Preference Shares were redesignated on 19 March 2002 as Deferred non-voting shares. As part of the redesignation all historic and future rights to dividends attached to the Preference Shares were cancelled.

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2003

9 Analysis of movements in shareholders' funds

	Number of shares 000's	Share capital £'000	Merger reserve £'000	Capital redemption reserve £'000	Other reserves £'000	Profit and loss account £'000	Tot £'00
At 1 April 2002	1,373,613	56,963	565,746	-	20,292	(176,849)	466,15
Cancellation of Deferred Shares **Note (a)**	(25,000)	(23,248)	-	23,248	-	-	
Merger reserve movement **Note (b)**	-	-	814	-	-	-	81
Retained loss for the year	-	-	-	-	-	(58,985)	(58,98
Unrealised losses on fixed asset disposals **Note (c)**	-	-	-	-	(507)	-	(50
Transfer **Note (d)**	-	-	-	-	(945)	945	
Currency translation differences on overseas net assets	-	-	-	-	-	(62)	(6
At 31 March 2003	**1,348,613**	**33,715**	**566,560**	**23,248**	**18,840**	**(234,951)**	**407,41**

(a) The Deferred non-voting shares were cancelled on 9 September 2002 for no consideration.

(b) In the prior year a new share issue took place and expenses of £2,921,227 were incurred in connection with this issue. These expenses were set against the Share Premium account which in turn was transferred to the Merger Reserve account. At the time the Accounts were prepared last year the exact amount of some of these expenses was not known and hence an estimate was made. The merger reserve movement during the current year of £814,000 represents an adjustment to costs which were estimate and which the Directors believe will not be charged.

(c) The unrealised losses on fixed asset disposals reflect revisions to cost estimates made in the prior year for sales made under Indefeasible Rights of Use arrangements.

(d) The transfer from Other Reserves to the Profit and Loss Account Reserve represents the element of previously unrealised gains o fixed asset disposals attributable to the current year.

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2003

10 Analysis of cash flows

		Note	2003 £'000	2002 £'000
(a)	**Returns on investments and servicing of finance**			
	Interest received		**346**	343
	Interest paid		**(2,812)**	(19,266)
	Interest element of finance lease rental payments		**(383)**	(393)
	Expenses paid in connection with the issue of debt		**(5,564)**	-
	Net cash outflow for returns on investments and servicing of finance		**(8,413)**	(19,316)
(b)	**Capital expenditure**			
	Purchase of tangible and intangible fixed assets		**(54,825)**	(107,728)
	Sale of tangible fixed assets		**463**	21,853
	Net cash outflow for capital expenditure		**(54,362)**	(85,875)
(c)	**Disposals**			
	Disposals		-	2,910
	Net cash inflow from disposals		-	2,910
(d)	**Management of liquid resources** *			
	Funds deposited with former parent company		-	17,550
	Net cash inflow from management of liquid resources		-	17,550
	*Liquid resources comprised funds on deposit which were repayable on demand.			
(e)	**Financing**			
	Issue of ordinary share capital		-	275,060
	Expenses paid in connection with issue of ordinary share capital		-	(2,921)
			-	272,139
	Former parent company loan accounts		-	(180,000)
	Secured credit facilities	12	**40,000**	-
	Other loans	12	**(500)**	500
	Capital element of finance lease rental payments	12	**(106)**	(96)
	Increase / (reduction) in debt	12	**39,394**	(179,596)
	Net cash inflow from financing		**39,394**	92,543

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2003

11 Reconciliation of operating loss to net cash inflow / (outflow) from continuing operating activities

	Note	2003 £'000	200 £'00
Operating loss		**(50,799)**	(65,17
Depreciation of tangible fixed assets	3	**77,737**	65,02
Amortisation of intangible fixed assets		**165**	14
Profit on disposal of tangible fixed assets		**(66)**	
Release of government grant deferred income		**-**	(1
Movements in provisions for liabilities and charges		**(284)**	70
Decrease in stocks		**2,456**	3,36
(Increase) / decrease in debtors		**(7,961)**	31
Increase / (decrease) in creditors		**4,828**	(5,97
Net cash inflow / (outflow) from continuing operating activities		**26,076**	(1,60

12 Analysis of net (debt) / funds

	At 1 April 2002 £'000	Cash flow £'000	At 3 Marc 200 £'00
Cash at bank and in hand	9,533	2,610	**12,14**
Overdrafts	(85)	85	
	9,448	2,695	**12,14**
Loans - due within one year	(500)	500	
Loans - due after one year	(600)	(40,000)	**(40,60**
Finance leases	(4,306)	106	**(4,20**
	(5,406)	(39,394)	**(44,80**
Total	4,042	(36,699)	**(32,65**

7 March 2003

THUS Group plc ("THUS")

THUS was informed today that, as of the close of business on 3 February 2003, UBS Warburg, a business of UBS AG, had an interest in 40,663,589 ordinary shares of THUS, representing 3.02 per cent of the issued share capital of the company.

[These interests are held by UBS Warburg as beneficial owner in the ordinary course of its trading activities and include 40, 650, 374 ordinary shares (3.01%) held for hedging purposes in relation to contracts for difference entered into with its clients.]

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial
Mark Woolfenden 020 7360 4900

THUS Group plc

Directors' Interests in Shares

On 11 February 2003, the Board of THUS Group plc, under the THUS Group plc Performance Share Plan (the "Plan"), made an award to acquire ordinary shares in THUS Group plc, as detailed below, to each of the company's executive directors. The awards are exercisable subject to the performance criteria and other conditions specified in the plan Plan rules being satisfied

Executive Director	Number of Shares under Award	Consideration on exercise	Vesting of awards
William Allan	1,875,000	£1 (in aggregate, not per share)	February 2006
Philip Male	1,437,500	£1 (in aggregate, not per share)	February 2006
John Maguire	1,437,500	£1 (in aggregate, not per share)	February 2006

The total number of shares over which each executive director holds awards under the plan Plan following this notification is as follows:

William Allan 2,659,615 shares

Philip Male 2,052,884 shares

John Maguire 1,991,346 shares

Enquiries:

Thus plc

Kathryn Rhinds

Investor Relations Manager 020 7763 3126

Ian Hood

Director of Corporate Communications 01483 772499

Smithfield Financial 020 7360 4900

Mark Woolfenden